SD 6/2/04

04016781

VF 6-2-04

ED STATES
EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAY 28 2004 SEC MAIL PROCESSING SECTION WASH, D.C. 155

SEC FILE NUMBER
8- 52045

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2003 (MM/DD/YY) AND ENDING 3/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Turchin Financial Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5172 Village Creek Drive
(No. and Street)

Plano	Texas	75093
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gil Turchin 972-732-0730
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

1717 Main Street, Suite 500	Dallas	Texas	75201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 03 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Gil Turchin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Turchin Financial Corporation, as of March 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BARBARA N. CANTER
Notary Public, State of Texas
My Commission Expires
July 12, 2006

[Signature]
Signature

President
Title

[Signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Certified Public Accountants' report on interal contro

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report Pursuant to Rule 17a-5(d) of the Securities and Exchange Commission

Turchin Financial Corporation

March 31, 2004

CONTENTS

Grant Thornton

Accountants and Business Advisors

Report of Independent Certified Public Accountants

Board of Directors
Turchin Financial Corporation

We have audited the accompanying statement of financial condition of Turchin Financial Corporation, as of March 31, 2004, and the related statements of operations and retained earnings (accumulated deficit) and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Turchin Financial Corporation, as of March 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Dallas, Texas
April 23, 2004

Suite 500
1717 Main Street
Dallas, TX 75201
T 214.561.2300
F 214.561.2370
W www.grantthornton.com

Turchin Financial Corporation

STATEMENT OF FINANCIAL CONDITION

March 31, 2004

ASSETS

Cash and cash equivalents	$11,564
Deferred income taxes	354
Total assets	$11,918

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accrued expenses	$ 32
Deferred revenue	2,500
Total liabilities	2,532
Commitments and contingencies	-
Stockholder's equity	
Common stock - $0.01 par, 10,000 shares authorized; 1,000 shares issued and outstanding	10
Additional paid-in capital	9,990
Accumulated deficit	(614)
Total stockholder's equity	9,386
Total liabilities and stockholder's equity	$11,918

The accompanying notes are an integral part of this financial statement.

Turchin Financial Corporation

STATEMENT OF OPERATIONS AND RETAINED EARNINGS (ACCUMULATED DEFICIT)

Year ended March 31, 2004

Revenues	
Fees and services	$65,875
Expenses	
Salaries	35,672
Retirement plan contribution	8,250
Promotional	233
Regulatory	1,192
Rent	9,000
Professional	3,650
Insurance	369
Travel and entertainment	3,668
Telephone	3,111
Auto	664
Other	4,217
	70,026
Loss before income taxes	(4,151)
Income tax benefit	437
Net loss	(3,714)
Retained earnings, beginning of year	3,100
Accumulated deficit, end of year	$ (614)

The accompanying notes are an integral part of this financial statement.

Turchin Financial Corporation

STATEMENT OF CASH FLOWS

Year ended March 31, 2004

Cash flows from operating activities	
Net loss	$(3,714)
Adjustments to reconcile net loss to net cash used in operating activities	
Changes in operating assets and liabilities	
Deferred income taxes	(354)
Accrued expenses	32
Deferred revenue	2,500
Income taxes payable	(437)
Net cash used in operating activities	(1,973)
Cash and cash equivalents, beginning of year	13,537
Cash and cash equivalents, end of year	$11,564
Cash paid for income taxes	$ 354

The accompanying notes are an integral part of this financial statement.

Turchin Financial Corporation

NOTES TO FINANCIAL STATEMENTS

March 31, 2004

NOTE A - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Turchin Financial Corporation (the Company) is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). Substantially all of the Company's business is conducted with customers located in the state of Texas.

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

Cash Equivalents

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amount and the tax basis of existing assets and liabilities.

Fees and Services

Fees and services revenue result primarily from merger and acquisition fees, and financial advisory and restructuring advice. Such fees are recognized as projects are completed or as revenue is earned.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - NET CAPITAL REQUIREMENTS AND CONTINGENCIES

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At March 31, 2004, the Company had net capital of $9,032 and a net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.28:1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

NOTE C - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the year ended March 31, 2004, there were no liabilities subordinated to claims of general creditors.

SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a-5
of the Securities Exchange Act of 1934
as of
March 31, 2004

Schedule I

Turchin Financial Corporation

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

March 31, 2004

NET CAPITAL

Total stockholder's equity	$ 9,386
Less nonallowable assets:	
Deferred income taxes	(354)
Net capital	$ 9,032

AGGREGATE INDEBTEDNESS

Total liabilities	$ 2,532

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 169
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 4,032
Excess net capital at 1000%	$ 8,779
Ratio: Aggregate indebtedness to net capital	0.28 to 1

RECONCILIATION WITH THE COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17 A-5 AS OF DECEMBER 31, 2003):

Net capital, as reported in the company's Part II (unaudited) FOCUS report	$11,532
Audit adjustment to record deferred revenue for non-refundable retainers	2,500
Net capital per above	$ 9,032

Schedule II

Turchin Financial Corporation

COMPUTATION OF DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

March 31, 2004

The Company is exempt from Rule 15c3-3 pursuant to the provisions of section (k)(2)(ii). The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

REPORT ON INTERNAL CONTROL

Required by SEC Rule 17a-5
Year ended March 31, 2004

Grant Thornton

Accountants and Business Advisors

REPORT ON INTERNAL CONTROL

Board of Directors
Turchin Financial Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Turchin Financial Corporation for the year ended March 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemption provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons
- Recordation of differences required by rule 17a-13
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Suite 500
1717 Main Street
Dallas, TX 75201
T 214.561.2300
F 214.561.2370
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Grant Thornton

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Dallas, Texas
April 23, 2004

Grant Thornton

www.grantthornton.com

Grant Thornton LLP
US Member of
Grant Thornton International